May 13, 2005


Mail Stop 0409


Barbara J.S. McKee, Esq.
General Counsel and Secretary
KKR Financial Corp.
Four Embarcadero Center, Suite 250
San Francisco, CA 94111

Re:	KKR Financial Corp.
	Form S-11 filed on April 15, 2005
	File No. 333-124103

	Form S-11 filed on April 18, 2005
	File No.  333-124135

Dear Ms. McKee:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-11 filed on April 18, 2005 (Shelf Registration)
1. Please note that we will monitor your Form S-11 shelf registration, filed on April 18, 2005, for compliance with comments on your Form S-11 filed on April 15, 2005. Also, we may have additional comments once you have identified your selling stockholders.





Form S-11 filed on April 15, 2005

General Comments
2. Disclosure at the bottom of page 65 indicates that as of March
31,
2005 you had mortgage loans and securities totaling $3.5 billion that
you believe meet the intent and definition of qualifying real estate
assets for purposes of the 55% requirement under Section
3(c)(5)(C)
of the Investment Company Act.  We further note disclosure that you
require $3.7 billion of such assets in order to meet the test,
$200
million more than you currently have. Supplementally, please provide a detailed analysis of your portfolio and how it meets this test.
3. Supplementally, please provide us with all diagrams, pictures and graphic information to be used in the prospectus. We may have additional comments.
4. We note that you intend to offer shares overseas. Supplementally, please tell us the exemption from U.S. registration upon which you intend to rely.

Summary, page 1
5. In order to ensure consistency, please conform your business section and other parts of your prospectus to changes made in response to the comments on your summary.
6. Where relevant, please discuss the fact (from page 141) that you have filed a separate resale registration statement and indicate the size of that offering.

7. Please remove cross references from your summary and risk factors sections. Material information should be included.
8. We note your disclosure in italics that the summary highlights "some" of the information in the "prospectus." Please revise to make it clear that the summary highlights the key aspects of the offering.
Refer to the instruction to Item 503(a) of Reg. S-K.
9. Please include a separate section describing briefly how you derive income from the bulk of your investments (i.e., the interest rate spread) and the risks posed by a rising rate environment and continued inflation (i.e., prepayment and default and a decreasing spread). Discuss briefly the magnified risks associated with leverage, the costs associated with and practical limitations on hedging, and the continuing impact of fixed management fees that are not tied to performance. The object of this section should be to give investors an idea of the mechanics of your business in light of the dominant risks to it.

Our Company, page 1
10. We note that you "believe" that your investment strategy "allows" you to generate cash for dividends, provide "competitive total returns" to your investors, and mitigate risk through diversification. Please balance this disclosure by making it clear that:
* your belief applies only to future dividends and capital appreciation, which are not guaranteed;
* your belief is not based on your operating history or REIT experience, which is "limited" (in fact, your manager was formed only in July 2004); and
* not all of your portfolio risk will or can be mitigated through asset allocation. On this note, please provide summary disclosure here of the characteristics of your portfolio that suggest areas of exposure. For instance, we note that more than 80% of your investments are residential in nature. Moreover, the bulk of these investments are in securities, as opposed to actual loans. Finally, please consider whether the investments are geographically concentrated in any way.
On a supplemental basis only, please tell us what your beliefs are based on, in light of the foregoing.
11. We note the summary discussion of your results for the first quarter of 2005. Please omit this in favor of the more detailed and balanced disclosure in your MD&A.
12. To complement your asset description:
* please disclose key strategic objectives for various asset categories (such as your leverage ratio, hedge correlation, weighted average rating factor, weighted average FICO score, weighted average loan-to-value ratio, target debt rating) and explain how they diverge from your current portfolio, if at all;
* please describe, in summary form, the other key aspects of your portfolio, including weighted average maturities and interest rates and prepayment and default rates; and
* please provide summary disclosure of your liabilities and other obligations, including the types and amounts of financing and hedging mechanisms currently in use.

Competitive Strengths, page 2
13. We note that this section duplicates disclosure in your business section, beginning on page 75. Since your summary should focus on the key aspects of the offering and not merely repeat general information that can be found elsewhere in the prospectus, please omit this section. Refer to the instruction to Item 503(a) of Reg.
S-K. Also, in general, please avoid aggregating the experience of management.

Our Financing Strategy, page 4
14. Please explain briefly the difference between, and when you intend to use, term or non-term financing.

Management Agreement, page 5

15. Please explain on page 6 the difference between "cause" and, from page 5, "unsatisfactory performance" that is materially detrimental to you, which does not, apparently, constitute cause.
16. Please disclose how your management fees compare to the fees charged by other investment managers in this area.

17. On page 6, please disclose the strike price of the options issued to the manager and when they vest. Also, disclose the compensation charge associated with the issuance of restricted stock to the manager.

Conflicts of Interest, page 7
18. Please revise your discussion to identify your shared officers and the affiliations between your directors and your manager. To the extent possible, please quantify the interest in you held by each of these individuals and the interest held by each of these individuals in any entities (such as the manager and KKR) that may benefit from their association with you. In addition, please discuss:
* that your manager and affiliated companies and individuals hold 18.9% of your common stock (see page 5);
* that your management agreement may not be terminated without payment of a fee (please quantify) even in the event that your manager charges you unfairly or performs in an "unsatisfactory" manner that is "materially detrimental" to you (see page 5);
* that the management agreement was negotiated by related parties and thus may not reflect the most advantageous terms for your investors;
* that your manager owes no fiduciary obligations to your investors, has sole discretion to allocate investment opportunities (if true) and that you will indemnify your manager for actions in connection with the management agreement (see page 95);
* that your manager may work with any KKR portfolio company, even one engaged in business in real estate (indicate whether any of KKR`s companies are currently in such an area and, if so, which ones);
* that your manager will receive a part of the April dividend (please quantify) and any future dividends or distributions; and

* the April dividend to shareholders affiliated with your manager.

19. Please include a separate discussion of conflicts of interest as a result of your relationship with your underwriters. In this regard, we note from page 38 that "certain" of your underwriters and their affiliates have provided you with financing and will receive proceeds from this offering. In your discussion please describe these arrangements (including the identity of the underwriters involved) and quantify proceeds to be received by them. Also, please describe any other relationship with your underwriters which could undermine their due diligence obligations, including, from page 154, your ongoing relationship with underwriters` counsel.

20. Supplementally, please advise us whether the issuers and underwriters of any of the securities that you will purchase or have purchased are affiliated with any of your underwriters.
Risk Factors, page 14

21. Where relevant, and only to the extent material, please discuss:
* risk related to any reliance on sub-prime lending and junk bonds (we note from pages 3 and 4 that you may make such investments in the future);
* risk related to the shorter-than-usual (60-day) lockup period to which holders with registration rights shall be subject (see page
9);
* risk related to conflicts with your underwriters and their due diligence obligations (see page 38);

* risk related to your reliance on non-agency loans or forms of risk correlation (such as residential versus commercial loans and any geographic concentration of your loans);

* risk related to changes in the tax code that may make owning
REIT
shares comparatively less attractive (including relevant sunset provisions);

* risk related to the fact that you will not have a full time attention of your CEO, general counsel, or any other employee of your manager except for a CFO (see page 96);

* risk related to the fact that your board will have only five days to review your manager`s own calculation of its incentive fee (as opposed to 20 days for the base management fee) (see page 98);

* risk (such as lower dividend payments) related to your ability to retain earnings in your TRSs, including the ones formed for your completed and anticipated CLO transactions (see page 117);

* risk related to the tax treatment of offshore TRSs engaged in securities transactions, including the qualification of income generated by these TRSs for purposes of REIT qualification and the tax treatment of asset transfers to them made by you, as described on pages 120 and 122;

* risk related to future classification of your board, as this may make it more difficult for shareholders to effect changes to your board (in this regard, we note from page 147 that you appear to be set to adopt a classified board);

* risk related to your reliance on the due diligence efforts of parties from whom you have acquired your investments;

* risk related to limitations on the rating agencies ability to reliably assess the quality of debt offerings or the possibility that ratings may be lowered or withdrawn;

* risk related to the fact that your manager receives a base fee regardless of whether it achieves capital appreciation or growth in income (see page 6); and

* risk related to the increased difficulty of predicting prepayment rates in an environment of materially rising (or falling) interest rates (see page 45).

22. Titles of the following risk factors fail to identify specific risks. Please revise accordingly:

* "We are dependent upon our Manager`s personnel..." (page 14);

* "Our financial condition and results of operations..." (page
18);

* "If we engage in securitizations, we may be exposed..." (page
19);
and

* "The amount of our distributions will depend upon..." (page 30).

Risks Related to Our Management and Our Relationship with Our
Manager, page 14

There are potential conflicts of interest..., page 15

23. Please enhance your discussion of conflicts in light of additional information provided in your summary and be more specific as to the identities of people with conflicts and the nature of those conflicts.

Termination by us of the management agreement..., page 15

24. Please relocate disclosure on page 16, regarding your manager`s ability to work with competitors, to the discussion of conflicts of interest and disclose whether any of the portfolio companies in funds currently controlled by KKR compete with you. With regard to the allocation of overlapping investment opportunities, please indicate whether such allocation is at the discretion of your manager and remove mitigating language.

Certain of our investments may create a conflict..., page 16

25. Please explain the nature of this risk in more detail.

Risks Related to Our Operations and Business Strategy, page 17

We have a limited operating history..., page 17

26. Please break the second paragraph out into a separate risk factor and explain in detail the material weaknesses identified by your accountants.

If we engage in securitizations..., page 19

27. Please discuss risk related to gain-on-sale accounting for your securitizations, including the future impairment of portfolio securities, to the extent you intend to rely on such accounting.



We are highly dependent on information systems..., page 22

28. Please explain these systems in more detail and the nature of the risk to them and, therefore, to you.

Risks Related to Our Investments, page 22

A prolonged economic slowdown..., page 27

29. Please explain how falling real estate values could hurt your investors.

Shares eligible for future sale could depress..., page 29

30. Supplementally, please confirm whether you will include (here
and
on page 148) your vested option grants in these calculations.  It appears to us that grants to your manager begin vesting in August
2005

Tax Risks, page 33

Your investment has various federal..., page 33

31. Please describe the material risks.

Our ownership of and relationship with..., page 35

32. On page 36, in the first full paragraph, please remove the mitigating language.

Use of Proceeds, page 38
33. We note from here and page 9 your intended use of proceeds for debt repayment. Please provide the disclosure required by instruction 4 to Item 504 of Reg. S-K.

Institutional Trading of Our Common Stock, page 39

34. Please provide the high and low prices for each quarterly period and as of the most recent practicable date, to the extent there has been trading since March 31, 2004.

Distribution Policy, page 40
35. Here and on page 11, where you disclose your April dividend, please make it clear that this dividend does not in any way: (1) guarantee that you will issue future dividends or, (2) in the event that you issue future dividends, provide investors with any kind of guidance as to the amount of such dividends.

MD&A, page 44

36. Where relevant, please define:

* the difference between loans and securities;

* the difference between amortized cost and dollar price;

* the significance of WARF and LTV to your business (i.e., how an investor should view changes in these indicators);

* all of the rates used to describe your investment repricing, discussed on pages 57-60; and

* "weighted average cost," and the difference between par and weighted average cost discussed on page 61.

37. Where relevant, please explain the purpose of each of your TRSs.

Executive Overview, page 44

38. Please update the first paragraph to reflect total investments to date. Also, from page 44, please explain why the table excludes your investment in common and preferred stock.

Critical Accounting Policies, page 45

39. Your disclosure of critical accounting policies lacks any quantitative analysis to provide the reader with insight to the sensitivity certain estimates may have to changes in assumptions and the related impact on your financial condition and results of operations. For example, it appears that changes in assumptions related to prepayments could have a material impact on revenues and changes in assumptions for the purposes of recording stock-based compensation could have an impact on expenses. Please revise your disclosure accordingly. We refer you to SEC Release 33-8350.

Results of Operations, page 48

40. Please indicate how much money is left to deploy.

41. With regard to your residential investments, please disclose whether any portion is retail in nature, such as investment property and multi-unit housing. Also, please disclose what portion of your loans are non-conforming. With regard to your commercial investments, please disclose any industries in which you have a material interest
(i.e., hotels) or indicate that you do not have a material interest in any one industry.

Results of Operations-For the Quarter Ended March 31, 2005, page
48

42. Please explain in more detail how the management base fee was calculated, explain why no incentive fee was earned in this period, and discuss expectations regarding your management fees and share-based compensation going forward, as you complete ramp-up.

Results of Operations-Investment Portfolio, page 51

43. Please disclose the companies in which you hold preferred and common stock, and quantify your investment (and unrealized loss or gain) in each. Are any of these companies affiliated with your manager?

44. Please explain the increased fair value of your floating-rate investments and decreased fair value of your hybrid-rate investments, indicate whether these changes were in line with your expectations and discuss interest rate trends apparent to you from these changes.
Discuss the continuing impact on your portfolio is these trends continue. Also, please provide footnote disclosure here of how you calculate fair value.

Results of Operations-Asset Quality, page 52

45. Please explain and quantify what you mean by "credit spread tightening."

46. Please discuss the significance for your investors of changes in your key indicators (WARF, FICO, LTV) and any future trends apparent from them. Also, please discuss the reason for differences in these indicators between hybrid and non-hybrid securities.

47. On page 55, in discussing the increase in unrealized losses from your corporate and commercial real estate debt securities, please explain briefly why you believe there was a "significant" sell-off in the high yield market.

48. In discussing your repricing information, please explain the significance to investors of changes in key measurements.

Stockholders` Equity, page 61

49. Please clarify how you intend to fund your April distribution with operating cash flows when you have generated cash losses on a cumulative basis since inception per page F-6.

Liquidity and Capital Resources, page 62

50. Please disclose the amount at risk in each of your repurchase agreements.

51. Please disclose here the proceeds for your August 2004 private placement. Also, where relevant, please discuss the $300 million warehouse loan disclosed on page F-16.

52. We note that you have issued and plan to issue additional collateralized loan obligations. We further note the recent listing of CLO 2005-1 debt securities on the Irish Stock Exchange. See Irish
Stock Exchange Official List Notice, May 4, 2005. Supplementally, please tell us the exemption from registration on which you are relying.

53. With respect to your initial CLO transaction (CLO 2005-1, closed in the first quarter) please disclose where the assets underlying that transaction came from. If you sold all of the assets to the CLO entity, please explain when, how and from whom, you acquired them. See page 122.

54. We note from page F-16 that you retained $227 million from the issuance by CLO 2005-1 (which you have elected to treat as a TRS). Please confirm the portion retained that consists of non-rated subordinated debt. Please confirm whether your TRS will continue to hold these securities and discuss any restrictions on its ability to make distributions to you. Also, please discuss the timing, size and nature of the second CLO transaction (CLO 2005-2) that you intend to undertake (see page 117). In this regard, we note from page 122 that you appear to have already sold loans to the CLO 2005-2 entity (which will also become one of your TRSs).

55. Where relevant, please discuss the demand loan referred to on page 64. Also, please discuss your history of payments or current obligations to your manager, any payments made in connection with or obligations resulting from derivatives or other hedging transactions, and your April dividend.

56. Please explain the basis for your belief that you will have sufficient capital to meet your needs, including dividends, in light of your lack of operating history.

Off-Balance Sheet Commitments, page 63

57. Please describe these commitments with more specificity.

Contractual Obligations, page 64

58. Please confirm supplementally that you are not obligated to make fixed-rate payments under your derivative contracts. If you are, please consider adding these to your table.

REIT and Investment Company Act Matters, page 64

59. We note from page 65 that you had $14.4 million in REIT taxable income. We further note that you distributed $10.3 million in April to your shareholders. This comes to roughly 70% of REIT income. Where relevant, disclose how you determined to make this level of dividend and why.


Reconciliation of Reported Net Income (Loss) to REIT Taxable
Income
(Loss), page 65

60. Amend to disclose all information required by Item 10(e) of Regulation S-K. In that regard, provide a statement disclosing the reasons why management believes that the presentation of non-GAAP financial measure provides useful information to investors and the purposes for which management uses the non-GAAP financial measure.

Quantitative and Qualitative Disclosures About Market Risk, page
66

61. Please provide investors with a more straightforward analysis of your current sensitivity to rate hikes by use of an example (consider analyzing the impact on the return from your portfolio of a 100-basis point increase in interest rates, net of hedging, and explain the mechanics of the result).

Interest Rate Risk, page 66

62. In light of your disclosure on page 23, please expand your discussion to disclose the fair value risk associated with your investments. Refer to Item 305 of Regulation S-K.



Our Company, page 69

63. Where relevant, and only to the extent applicable, please provide the disclosure required by Item 1(b) of Form S-11.

64. Where relevant, please provide the name and occupations in the last five years of each principal executive officer of your manager.
Refer to instruction 1 to Item 24 of Form S-11.

Our Strategy, page 70

65. On page 71, please explain briefly why most agency-backed RMBS generally do not meet your investment criteria. We have the same comment with respect to corporate loans and CMBS, discussed on page
72.

66. Where relevant, please indicate, pursuant to Item 12 of Form
S-
11, whether you have (and if so the extent to which you have in the last three years) engaged or will engage in any of the activities listed there. We note that you have already discussed your borrowing policies in detail. However, under instruction 1, you are required to discuss each item even if you do not intend to engage in a listed activity.

Our Investment Process, page 73

67. Please disclose on page 74 how often your manager`s investment committee rejects opportunities presented by your manager`s professionals and what criteria it applies to determine whether the professionals have done sufficient diligence on an investment. Also, please disclose whether this committee reviews investments for other clients of your manager or KKR affiliates.

68. With regard to your investment guidelines discussed on page
74,
please be sure to provide the following information called for by
Item 13 of Form S-11:

* whether your interests in real estate will focus on a particular geographic area (it appears that they will not);

* whether your interests in commercial real estate will focus on a particular area (i.e., office complexes or rental units);

* whether it is your policy to acquire assets for primarily capital gain or income; and

* with regard to your investment in equity securities, discussed briefly on page 73, the information called for by Items 13(c) and
(d)
of Form S-11.

Competitive Advantages, page 75

69. In order to provide balanced disclosure, please: (a) identify your major competitors on page 88 (it appears to us that investors may find it difficult to assess your "competitive" advantages without knowing who your key competitors are); and (b) discuss your competitive weaknesses in equal detail. In revising your disclosure, please consider:

* whether KKR or your investment committee or board has experience with leveraged real estate-backed investments;

* how much emphasis to place on the value of KKR`s "dealflow" and private equity investments in light of REIT restrictions;

* whether participation in KKR`s "proprietary" transactions is only at KKR`s discretion and how such participation would, in any event, be apportioned; and

* whether your assets are "diversified," in the typical meaning of that word, given your heavy focus on floating rate residential mortgages and in light of REIT restrictions.

In general, where you claim preferred access to sources of investment or funding through your manager or a manager`s affiliate, please provide specific examples of such relationships. Also, be sure to limit description of your manager`s prior achievements to area of immediate relevance to operating your business.

Staffing, page 88

70. We note from page 96 that your manager will provide you with a CFO who will be dedicated full time to your business and that your other officers will devote time to you that your board deems necessary. Please disclose here how much time you believe that will be. Also, please clarify how many of your manager`s 30 employees will work on your business, full or part-time, and specifically identify the number of full-time employees dedicated to due diligence, investment management and interest rate risk assessment and monitoring.

Our Manager and the Management Agreement, page 89

71. Pursuant to Item 401(e) of Reg. S-K, please provide the following additional information about your manager`s officers:

* a more complete description of Mr. Fanlo`s positions held at Wells
Fargo since 1995, including the relevant dates for each;

* a more complete description of Mr. Netjes`s positions held at Wells
Fargo since 1997, including the relevant dates for each, and the period he was with Sutter Advisors;

* a more complete description of Mr. Netjes`s positions held at Wells
Fargo since 2002, including the relevant dates for each, and the period she was with Brobeck;

* more complete disclosure of Mr. Hazen`s employment since 1998
(including after his retirement from Wells Fargo in 2001);

* a more complete description of Mr. Stuart`s positions and duties with KKR;

* a more complete description of Mr. Nuttall`s positions and duties with KKR;

Management Fees and Incentive Compensation, page 96

72. On page 98, please explain why you have less time (5 days) to review the incentive fee calculation than the base fee (20 days).

Management of the Company, page 99

Our Directors and Executive Officers, page 99

73. Pursuant to Item 401(e) of Reg. S-K, please provide more detailed dates of employment for Messrs. deRegt and Hubbard going back at least five years and Mr. Licht`s employment by Wells Fargo since
2001.

Corporate Governance-Compensation Committee, page 101

74. Supplementally, please explain how this committee will review compensation of your officers since you have no employees.
Likewise,
please explain how it will administer the issuance of stock to your employees.

Corporate Governance-Executive Compensation, page 102

75. We note from page 103 that you cannot disclose officer salaries because the officers do not perform your work on a dedicated basis.
It appears that you CFO will be dedicated, so his salary information should be disclosed, where appropriate.






2004 Stock Incentives Plan, page 103

Options and Restricted Stock Awards, page 104

76. Where appropriate, please provide the disclosure required by Item
201(d)(1) and, as applicable, Items 402(c)-(f) of Reg. S-K for issuances to your manager, individual executives of your manager, and your directors.

Certain Relationships and Related Party Transactions, page 107

77. Please expand your discussion to include:

* the recent dividend to related parties;

* equity grants (by you directly or through your manager) to executives of your manager (to the extent known);

* and any payments (including dividend payments) received by Citigroup or any affiliate (other than as fees related to this offering).

Be specific as to the identities of parties receiving payments and the amounts of those payments.

78. On page 108, please clarify what you mean where you state that your manager may at either your or its discretion enter into an agreement with your TRS so long as the overall economics of your management arrangement do not change. Does this mean that your manager may contract with your TRSs over your objection? Does this mean that your manager may make nothing in addition to the management agreement, even if it performs work for your TRS? Also, please explain what your manager might do for your TRS.

Relationships with KKR, page 108

79. Please describe the investments with more specificity and provide the disclosure called for by instruction 5 to Item 404(a) of Reg.
S-K
and, if applicable, the additional information required by Item 23 to
Form S-11.

Security Ownership of Certain Beneficial Owners and Management,
page
110
80. Please identify the natural persons controlling the shares held by your principal stockholders that are not public companies.

81. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note, a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

82. Please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

* how long the selling shareholders have held the securities;
* the circumstances under which the selling shareholders received the securities;
* the selling shareholders` relationship to the issuer;
* the amount of securities involved;
* whether the sellers are in the business of underwriting securities;
and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

* the seller purchased in the ordinary course of business; and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Federal Income Tax Consequences of Our Qualification as a REIT,
page
113

Requirements for Qualification, page 116

83. On page 117, with respect to your offshore TRSs:

* please disclose whether the TRS elected for CLO 2005-1 has the right to retain income or whether it must make distributions to you;

* please identify the third parties (if any) who have contributed or will contribute equity interests to this TRS and disclose your and their relative interests in it;

* with respect to this or any future TRS formed in connection with a
CLO or CDO, please explain thoroughly how interests in and payments by the TRS would be allocated to third parties and, to the extent material, disclose how much of the TRS you must own in order for it qualify as a TRS under applicable tax law;

* please explain this structure briefly in your summary, with an eye toward disclosing risk related to investor dividends and tax issues, and confirm supplementally that your tax opinion will cover the tax-exempt status of your offshore TRSs.

Underwriting, page 150

84. Please identify any underwriter that intends to sell to discretionary accounts and provide an estimate of the amount of securities to be sold. Refer to Item 508(j) of Reg. S-K.

85. Please attach as exhibits to your registration statement all lock-up agreements and be specific in your disclosure as to who has agreed to lock up their shares.

86. We note that the underwriter has reserved shares for sale directly to your directors, employees and other persons. Supplementally, describe the mechanics of how and when these shares are offered and sold to investors in this directed share program. For example, tell us how you will determine the prospective recipients and number of reserved shares. Tell us how and when you and the underwriters notified the directed share investors, including the types of communication used. Disclose whether the underwriters or the company are using electronic communications or procedures, such as e-mail. Provide us with any materials given to potential purchasers.

Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives communications or funds. In this regard describe the process for confirmation and settlement of sales to directed share purchasers. Are directed share purchasers required to establish accounts before the effective time, and if so, what if any funds are put in newly established brokerage accounts before the effective date? What relationship, if any, do any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser? How do the procedures for the directed share program differ from the procedures for the general offering to the public?

87. On page 152, please indicate whether you considered PORTAL sales in setting the offering price.

88. We note from page 153 that your underwriters have performed investment banking and advisory services for you. Please identify which ones and describe those services, to the extent you have not already done so in connection with your discussion of conflicts of interest. See Item 508(a) of Reg. S-K.

89. We note from page 153 that you may market this offering online.
Please identify any members of the underwriting syndicate that will make copies of the preliminary prospectus available over the Internet or will engage in the electronic offer, sale or distribution of the shares. Supplementally confirm that their procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division`s Office of Chief Counsel and that the procedures have not changed since such clearance. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, please promptly supplement your response to identify those members.

90. Supplementally, please tell us whether you or the underwriters have any arrangements with a third party to host your preliminary prospectus on the Internet. If so, please identify the party and the web site, describe the material terms of your agreement and provide us with a copy of any written agreement. Also, provide us with copies of all information concerning your company or prospectus that has appeared on the web site(s). If you subsequently enter into any such arrangements, promptly supplement your response.


Information Not Required In Prospectus

Recent Sales of Unregistered Securities

91. Supplementally, please tell us how many "accredited investors" purchased shares from you in private placements on August 12, 2004, and on August 19, 2004.  We may have additional comments.

92. With respect to the issuance to your manager:

* Please include the option grant(s) in your discussion.

* Please quantify the value of all issuances to your manager and directors.

* We note from Section 8 of your management agreement that your manager may allocate stock or options to its officers and directors at its discretion. Please disclose all such allocations to date, including the amount involved and date made.

* Supplementally, please disclose whether or not the recipients are locked up like the manager and explain how the manager`s ability to make such allocations comports with your claimed exemption under
Section 4(2) for the issuance to your manager. Among other things, your analysis should tell us why your manager should not be seen to have acquired shares with a view toward distribution.

Consolidated Financial Statements

93. Please revise to present pro forma per share data reflecting the offering proceeds to cover the distribution amount and balance sheet data to reflect an accrual for the distribution to be paid on April
18, 2005.  Refer to SAB Topic 1B.3.

Consolidated Statements of Operations, page F-4

94. Please revise your presentation to classify share based compensation within the relevant categories on the face of the income statement and not separately.

Note 2 - Basis of Presentation, page F-7

95. Expand your disclosure to clarify your consolidation policy. In that regard, when you disclose that the Company consolidates all entities that it controls, please clarify the criteria by which you assess control as well as your basis for consolidation (e.g., wholly-owned by KKR Financial, etc.).

Note 3 - Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-8

96. We note that the cash and investments held within the CLO entities is to be used solely for the business purposes of the CLO and is not available to KKR Financial or its creditors or stockholders. Please expand to disclose and describe significant restrictions on the payment of dividends and the amount of retained earnings or net income restricted. Also indicate the nature of any restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds. Reference is made to Rule 4-08 of Regulation S-X.

Note 5 - Loans, page F-14

97. Please expand your discussion and disclose the average life of your loans, or the range thereof.



Schedule IV - Mortgage Loans on Real Estate

98. Please revise to include Schedule IV - Mortgage Loans on Real
Estate as required by Rule 5-04 of Regulation S-X.
Other

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	No further review of the registration statement has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Rachel Zablow at 202-551-3428 or Steven
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at
202-551-3495 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief


cc:	Daniel M. LeBey, Esq. (via facsimile)
	Hunton & Williams LLP


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KKR Financial Corp.
May 13, 2005
Page 1